June 25, 2010

By U.S. mail and facsimile to (703) 813-6968

Terence O’Brien, Branch Chief

United States Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549-4631

RE:	Blount International, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 9, 2010
Definitive Proxy Statement on Schedule 14A filed on April 28, 2010
File No. 1-11549

Dear Mr. O’Brien:

Thank you for your comment letter dated June 3, 2010 regarding the above referenced Form 10-K and Definitive Proxy Statement.  We appreciate your assistance with improving our disclosures and financial reporting.  We have re-produced your comments below and have added our responses to each item.  The numbering of paragraphs below corresponds to the numbering of your original comments.

Form 10-K for the year ended December 31, 2009

Item 1.  Business, page 3

General

1.               In light of your disclosure related to litigation involving an alleged patent infringement (see “Litigation — We may have litigation liabilities…” risk factor on page 9), in future filings please include disclosure in accordance with Item 101(c)(1)(iv) of Regulation S-K.

Response:  In future filings, beginning with Form 10-K for the year ending December 31, 2010, we will expand the business description disclosure in Item 1 to include discussion of the importance of patents and trademarks to our business, and the risks to our business from disputes and litigation related to intellectual property rights.

Available Information, page 5

2.               In future filings please correct the Commission’s public reference room address.  The correct address is 100 F Street, NE, Washington DC 20549.

Response:  We discovered this error after our Form 10-K was filed on EDGAR, but before we printed our 2009 Annual Report.  The correct address was used in the printed annual report and will be used in all future filings.

Statement of Cash Flows, page 35

3.               In future filings, beginning with the June 30, 2010 Form 10-Q, please present net income as the beginning line of the statement of cash flows.  Refer to ASC Topic 230-10-45-32.

Response:  In future filings, beginning with the June 30, 2010 Form 10-Q, we will present net income as the first line item of the statement of cash flows.

Note 21:  Consolidating Financial Information, page 57

4.               Please describe and quantity for us the cash transactions comprising the $14,314 Blount International, Inc. 2009 operating cash flow balance reported on page 60, since we note it generates no sales.  The guidance in paragraph 136 of SFAS 95 regarding the classification of intercompany advances may be relevant.

Response:  The components of the referenced amount are as follows (amounts in 000’s):

Blount
International,
Inc.

Net income	$22,993
Equity in earnings of affiliated companies	(20,249)
Intercompany interest expense; non-cash	11,627
Decrease in other long-term liabilities	(57)

Cash provided by operating activities	$14,314

Item 9A.  Controls and Procedures, page 62

5.               In defining the internal controls over financial reporting and disclosure controls and procedures, you appear to use Rule 13a-15(e) of the Exchange Act, which defines only disclosure controls and procedures.  In future filings, when defining internal controls over financial reporting please reference the definition in rules 13a-15(f) or 15d-15(f) of the Exchange Act or simply state your effectiveness conclusion without including a definition.

Response:  We will modify the language in this section consistent with the preceding comment beginning with our Form 10-K for the year ending December 31, 2010.

Item 15.  Exhibits and Financial Statement Schedules, page 64

6.               We note that you have not filed the exhibits to the Second Amended and Restated Credit Agreement (Exhibit 4(d)).  Please file a complete copy of this agreement with your next Exchange Act report.

Response:  We will file the above referenced agreement along with its exhibits as an exhibit to the June 30, 2010 Form 10-Q.

7.               With respect to Exhibit 4(e), in future filings please revise your disclosure to indicate the actual document or agreement which is filed as an exhibit to the annual report and, to the extent that such document is being incorporated by reference from another filing, clearly indicate such filing and the Commission file number.

Response:  We will modify our list of exhibits consistent with the preceding comment beginning with Form 10-K for the year ending December 31, 2010.

8.               In future filings, please ensure that each exhibit, including Exhibits 31.1 and 31.2, is filed as a separate exhibit on EDGAR.

Response:  In future filings, we will make sure that all exhibits are filed as a separate exhibit on EDGAR.

9.               In future filings, please file the certification exactly as called for by Item 601(b)(31) of Regulation S-K.  We note the deletion of the language in paragraph 5 “or persons performing the equivalent functions.”

Response:  In future filings, beginning with the June 30, 2010 Form 10-Q, we will ensure that our certifications are exactly as called for by Item 60.1(b)(31) of Regulation S-K.

Signatures

10.         In future filings, please ensure that the annual report is signed on behalf of the company also by the principal financial officer and principal accounting officer/controller of the company.  See General Instruction D to form 10-K.

Response:  In future filings, beginning with the June 30, 2010 Form 10-Q, we will include the words “Principal Financial Officer” in parentheses under the signature and title of the Chief Financial Officer.

Definitive Proxy Statement on Schedule 14A filed on April 28, 2010

General

11.         We note that you have not included disclosure in response to Item 402(s) of Regulation S-K.  Supplementally please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  We analyzed the following factors: (1) There were no awards of long-term equity instruments in 2009, except for two new hires in the 4th Quarter, due to the general global economic downturn. (2) There were no increases in salaries given to executives during 2009 for the same reason.  (3) The awards of short-term non-equity awards (cash bonuses) were based upon financial performance measured by Operating Income (50%) and Cash Flow (30%) levels compared to pre-announced targets. (Please see, Blount, International, Inc., Proxy Statement for 2010 at page 27.)  A third component was based on performance against pre-determined key base operating objectives (“KBOOs”).  These measures align with stockholder value, particularly with respect to Operating Income and Cash Flow, rather than, say, for example, revenue, which may inadvertently encourage “risky” sales in terms of credit risks, returns, or low pricing.

Additionally, especially with no salary increases and no equity grants in 2009, our compensation system appeared in line with, or comparable to, those of similar companies.  Therefore, we concluded that there was no systemic risk to shareholders built into our compensation system.

12.         In future filings, please disclose what role the board plays in the company’s risk oversight.  See Item 407(h) of Regulation S-K.

Response:  In future filings, we will disclose the role that the Board plays in the Corporation’s risk oversight, including a disclosure that the Corporation as a whole and each business unit discusses risks involving financial, marketing, production, litigation and compliance, human resources and other matters at virtually every Board meeting.

With respect to the structure of having an independent Chairman and management Chief Executive Officer (“CEO”), as opposed to having a combined Chairman and CEO but with a Lead Director independent of management, please see discussion at page13-14 of the Blount International, Inc. 2010 Proxy Statement, under the caption “Separation or Combination of Chairman and CEO Positions”.

Compensation Discussion and Analysis, page 23

Base Salary Program, page 25

13.         To help investors better understand your competitive market analysis, in future filings please disclose the parameters of the companies used in your benchmarking analysis.  For example, please provide information about the industry, the average size of companies and the geography you used in creating your survey group.

Response:  In future filings, we will discuss in greater detail the parameters of the companies used in our competitive market analyses concerning base salaries, including describing the size, location and industry of each company.

Short-Term Non-Equity Incentives: The Executive Management Annual Incentive Plan, page 26

14.         With respect to the KBOOs, please disclose in future filings what the key base operating objectives were for each named executive officer and how the compensation committee determined achievement of these objectives.  To the extent that the compensation committee’s decisions regarding a named executive officer’s individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer’s personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions.  Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:  In future filings, we will provide more details on the award of annual bonuses based on the named executive officers’ (“NEO’s”) attainment of KBOOs, consistent with Item 402 (b)(2)(vii) of Regulations S-K.

15.         In future filings, please discuss in greater detail the exercise of discretion in the granting of bonuses.  For instance, we note footnote (3) on page 26 in which you disclose that the compensation committee exercised its discretion when it granted Mr. Collins a prorated bonus of $33,000.

Response:  In future filings, we will discuss in greater detail the exercise of discretion of the Compensation Committee in granting bonuses. Please also see pages 27-28 of our Definitive Proxy Statement for 2010 for discussion of discretionary bonuses granted to NEO’s other than Mr. Collins.  In Mr. Collins’ case, his discretionary bonus was contractually-based.  Mr. Collins Employment

Agreement dated September 28, 2009 filed as Exhibit 10.1 to Form 8-K dated September 28, 2009 at Paragraph 2 (b) states:

“…For the period from [October 19, 2010] through December 31, 2009, the Compensation Committee of the Board …in its sole discretion may grant [Mr. Collins] a bonus based on his and/or the Company’s performance or such other factors deemed appropriate by the [Committee] in its sole discretion.”

The Compensation Committee decided to give Mr. Collins a pro rata share of his annual bonus based upon his start date of October 19, 2010.

Payments Upon a Change-in-Control, page 49

16.         In future filings please disclose what constitutes a change in control event for purposes of triggering the various change in control benefits.

Response:  In future filings, we will disclose what constitutes a change-in-control event by reciting the relevant definition from the NEO’s Employment Agreements.  The definition used in these agreements is a fairly standard one used by numerous companies:

“Change in Control”.  Either

(a)          the acquisition, directly or indirectly, by any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), of securities of the Company representing an aggregate of more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities (excluding the acquisition by persons who own such amount of securities on the date hereof, or acquisitions by persons who acquire such amount through inheritance), or

(b)         during any period of two consecutive years, individuals who at the beginning of such period constitute the Board, cease for any reason to constitute at least a majority thereof, unless the election of each new director was approved in advance by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period; or

(c)          consummation of (i) a merger, consolidation or other business combination of the Company with any other “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) or affiliate thereof, other than a merger, consolidation or business combination which would result in the outstanding common stock of the Company immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into common stock of the surviving entity or a parent or affiliate thereof) more than fifty percent (50%) of the outstanding common stock of the Company, or such surviving entity or parent or affiliate thereof, outstanding immediately after such merger, consolidation or business combination, or (ii) a plan of complete liquidation of Company or an agreement for the sale or disposition by Company of all or substantially all of Company’s assets; or

(d)         a sale of more than 50% of the assets of the Company.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any additional comments or require any additional information.

Best Regards,

/s/ Calvin E. Jenness
Calvin E. Jenness
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

Blount International, Inc.

Cc	Jenn Do, Division of Corporation Finance
Al Pavot, Division of Corporation Finance